Exhibit 17.1

July 16, 2021

To the Members of the Board of Directors of

Creatd, Inc.

This letter shall serve as formal notice of my resignation, effective July 31, 2021, from my position as director of Creatd, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/Mark Patterson